EXHIBIT 8

Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
facsimile:		direct dial number
(212) 818-8881		(212) 818-8800

  , 2007

Movie Star, Inc.

1115 Broadway

New York, New York 10010

Re: Rights Offering

Dear Sirs:

We have acted as counsel to Movie Star, Inc. (“Movie Star”), a New York corporation, in connection with the proposed distribution to its shareholders, at no charge, of non-transferable subscriptions rights to purchase up to an aggregate of __ shares of Movie Star common stock at a cash subscription price of $__ per share.  You have requested our opinion in connection with the federal income tax consequences of the proposed rights offering.

FACTS

The relevant facts are set forth in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 2007, Registration No. 333-____, (the “Registration Statement”).  For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid document.

A summary of the facts are as follows:  Movie Star is distributing on a pro rata basis to its shareholders, at no charge, non-transferable subscription rights to purchase up to an aggregate of ___ shares of Movie Star common stock at a cash subscription price of $__ per share.  Each shareholder will receive one subscription right for each share of Movie Star common stock owned of record.  Each subscription right will entitle a shareholder to purchase __ shares of Movie Star common stock, rounded down in the aggregate to the nearest whole number, at the

Movie Star, Inc.

         , 2007

subscription price for every subscription right held (the “basic subscription privilege”).  However, no shareholder will be entitled to subscribe for Movie Star common stock in this rights offering which would result in such shareholder owning more than 4.9% of the total outstanding shares of Movie Star common stock.

The subscription rights will be irrevocable.  Once a shareholder exercises a subscription right in the rights offering, the shareholder will not be able to revoke or change this exercise or request a refund of monies paid.

Each subscription right will carry with it an over-subscription privilege for shares that are not otherwise purchased through the exercise of the basic subscription privilege.  The over-subscription privilege will entitle the shareholders who exercise their basic subscription rights in full to subscribe for additional shares of Movie Star common stock at the subscription price to the extent that other subscription rights holders do not exercise their subscription rights.  Movie Star will honor all over-subscription requests if sufficient shares are available.  However, no shareholder will be entitled to subscribe for Movie Star common stock in this rights offering which would result in that shareholder owning more than 4.9% of the total outstanding shares of Movie Star common stock.  If over-subscription requests exceed the shares available, Movie Star will allocate the available shares pro rata among those who over-subscribed based on the shares subscribed for pursuant to the basic subscription privilege.

The subscription rights will expire if they are not exercised by 5:00 p.m. Eastern Time on __, 2007.  Movie Star may extend the period for exercising the subscription rights.  Subscription rights that are not exercised by the expiration date of the rights offering will expire and will have no value.

If the subscription rights are not exercised in full by Movie Star shareholders, Fursa Alternative Strategies, LLC (“Fursa”) and certain funds and accounts affiliated with, managed by, or over which Fursa or any of its affiliates exercises investment authority, including, without limitation, with respect to voting and dispositive rights, Tokarz Investments, LLC and TTG Apparel, LLC, have agreed to act as standby purchasers and purchase directly from Movie Star, at the same subscription price, all shares of Movie Star common stock not sold in this rights offering.  The Fursa standby purchasers have agreed to purchase, on a several but not on a joint and several basis, 50% of such amount of unsubscribed shares, and TTG apparel and Tokarz Investments have agreed to purchase the remaining 50% of such amount of unsubscribed shares.

Movie Star, Inc.

         , 2007

THE LAW

Section 61 of the Internal Revenue Code of 1986, as amended, (“IRC”) provides that gross income includes “gains derived from dealings in property.”

However, under IRC Section 311(a)(1), a corporation does not recognize gain or loss on the distribution of rights to acquire its stock.

With respect to the shareholder who receives stock rights, the general rule of IRC Section 305(a) is that “gross income does not include the amount of any distribution of the stock of a corporation made by such corporation to its shareholders with respect to its stock.”  Subsection 305(d)(1) defines the term “stock” for purposes of Section 305 to include “rights to acquire such stock.”

One exception to the general nonrecognition rule of IRC Section 305(a) is for disproportionate distributions of stock rights.  IRC Section 305(b)(2) provides that a distribution, or a series of distributions of which such a distribution is one, of stock rights constitutes a disproportionate distribution, and is therefore taxable, if the distribution results in (a) the receipt of property, including cash, by some shareholders, and (b) an increase in the proportionate interest of other shareholders in the assets or earnings and profits of the distributing corporation.  For purposes of this section, the term “shareholder” includes a holder of rights.  Under IRC Section 317(a), the term “property” means money, securities, and any other property, except that such term does not include stock in the corporation making the distribution or rights to acquire such stock.

IRC Section 305(c) also provides an exception to the general nonrecognition rule, treating a variety of transactions as deemed distributions of stock with respect to the stock of any shareholder whose proportionate interest in the corporation’s earnings or assets is increased by the transaction.  Suspect transactions include changes in conversion ratios, changes in redemption price, a difference between redemption price and issue price, a redemption which is treated as a distribution to which IRC Section 301 applies, or any transaction, including a recapitalization, having a similar effect on the relative equity interests of any shareholder or holder of stock purchase rights.  Any disproportion can trigger taxability under IRC Section 305(b).

When a distribution of stock rights falls under an exception to IRC Section 305(a), and is therefore taxable, the distribution is treated as a distribution of property to which IRC Section 301 applies.  Under IRC Section 301(c), the distribution of rights is taxable to the extent of the distributing corporation’s earnings and profits to the amount not in excess of the fair market value of the rights distributed.  Any excess in fair market value of the distributed rights over the earnings and profits of the corporation is first treated as nontaxable recovery of the shareholder’s adjusted basis in the underlying stock and then as gain from the sale or exchange of stock.

Movie Star, Inc.

         , 2007

Under IRC Section 301(d), if the distribution of stock rights is taxable, the tax basis of the distributed rights received is the fair market value of the rights as of the date of their distribution.  See Treas. Reg. § 1.301-1(b); Treas. Reg. §§ 1.301-1(h)(1) and 1.301-1(h)(2)(i).  The basis of the stock with respect to which the rights are distributed remains unchanged.

IRC Section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized therefrom over the adjusted basis” of the property.

IRC Section 1234A treats the expiration or other termination of a right with respect to property which is, or would be upon acquisition, a capital asset in the hands of the taxpayer as a sale or exchange.

IRC Section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property.

IRC Section 1222(4) defines “long-term capital loss” as loss from the sale or exchange of a capital asset held for more than one year.

The lapse of taxable stock rights gives rise to a loss because the amount realized is zero and the holder has basis in the rights.  The loss is considered long-term or short-term depending on the holding period of the right.  The deductibility of losses is subject to limitations under the IRC.

The holding period of stock rights received in a taxable distribution commences with the day following its distribution.  See Rev. Rul. 76-53, 1976-1 C.B. 87.  The tacking rules of IRC Section 1223 do not apply.

In the case of a nontaxable distribution of stock rights, under IRC Section 307, generally a shareholder’s basis in the rights received in the offering is zero.  However, if either (1) the fair market value of the rights on their date of issuance is 15% or more of the fair market value (on the date of issuance) of the stock with respect to which they are received or (2) shareholders properly elect to allocate part of the basis of such stock to the rights, then upon exercise of the rights, the basis in such stock is to be allocated between the stock and the rights in proportion to the fair market values of each on the date of the rights distribution.  Basis is to be allocated only if the rights are exercised.  Treas. Reg. §§ 1.307-1 and 1.307-2.

If the stock rights are exercised, the amount of basis allocated to the rights, if any (as explained in the preceding paragraph), is added to the cost of the stock acquired, upon exercise of the rights, to determine the basis of the stock acquired.  Treas. Reg. § 1.307-1(b).

Movie Star, Inc.

         , 2007

Under IRC Section 1223(5), if stock rights are exercised, the holding period for the new stock begins with the date of exercise, whether or not the rights were taxable on distribution.  Treas. Reg. § 1.1223-1(f).

If nontaxable stock rights lapse, they have no basis and, thus, no gain or loss is realized or recognized.  See Rev. Rul. 74-501, 1974-2 C.B. 98.

OPINION

Assuming that the above factual statements are the same on the effective date of the Registration Statement, our opinion of the Federal income tax consequences of the Movie Star rights offering, based upon existing provisions of the IRC, is:

1.

Movie Star will not recognize any gain or loss on the distribution of the subscription rights.

2.

The shareholders of Movie Star who receive subscription rights to purchase Movie Star common stock will not be taxed on the receipt of such rights because the distribution of the rights will not be disproportionate.  All shareholders will receive the rights on a pro-rata basis.  The rights offering does not have any of the characteristics of a disproportionate distribution of stock rights.

3.

If the shareholders of Movie Star exercise their subscription rights, the basis in the rights received will generally be zero.  However, if either (1) the fair market value of the rights on their date of issuance is 15% or more of the fair market value of the common stock with respect to which they are received or (2) holders properly elect to allocate part of the basis of such stock to the rights, then upon exercise of the rights, the basis in such stock will be allocated between the stock and the rights in proportion to the fair market values of each on the date of issuance.

4.

If a Movie Star shareholder exercises a subscription right, the shareholder will not recognize any gain or loss upon the exercise of the rights.

5.

If a Movie Star shareholder exercises a subscription right, the basis allocated to the right, if any, (as explained in paragraph 3 above) will be added to the cost of the stock acquired using the right.

6.

If a Movie Star shareholder exercises a subscription right, the holding period of the stock purchased will begin on the date of exercise.

Movie Star, Inc.

         , 2007

7.

If a Movie Star shareholder does not exercise the subscription right, no income will be realized or recognized by such shareholder.

This opinion is furnished to you for your benefit in connection with the transactions contemplated by the Registration Statement and may not be relied upon by any other person or used for any other purpose without our prior written consent.

We consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement, and to the references to this opinion and to this firm in the Prospectus.

Very truly yours,